TransAlta announces strong first quarter results

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Q1 2011 comparable earnings per share(1) increased 26 per cent to $0.34

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Funds from operations(1) increased $32 million or 17 per cent to $226 million

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Announced 66 MW New Richmond wind facility

CALGARY, Alberta (Apr. 26, 2011) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings(1) for the first quarter of 2011 of $75 million ($0.34 per share) versus $60 million ($0.27 per share) for the same period in 2010.  Net earnings attributable to common shareholders for the quarter were $204 million ($0.92 per share) compared to $60 million ($0.27 per share) in the first quarter of 2010.

Earnings increased in the quarter due to strong operational performance across the fleet, and improvements in Alberta market conditions. Comparable earnings were partially offset by the retirement of the 279 MW Wabamun Unit 4, which ran until March 31, 2010. Net earnings applicable to common shareholders for the quarter were also higher primarily due to an increase in mark-to-market gains of $129 million on power hedges that no longer qualify for hedge accounting.

“Our first quarter results reflect the positive impact of steadily improving our base operations and focusing on execution,” said Steve Snyder, TransAlta President and CEO. “That allowed us to participate in stronger markets in Alberta.”

Funds from operations for the quarter were $226 million compared to $194 million a year ago. The increase was primarily related to higher hydro margins and increased wind production as a result of commissioning Ardenville, Summerview 2, and Kent Hills 2 during the fourth quarter of 2010. For the full year, TransAlta expects to achieve $800 - $900 million in funds from operations.

Following the shut down of the 560 MW Sundance Units 1 and 2 in December 2010, TransAlta issued a notice of termination for destruction on Feb. 8, 2011 under the terms of the PPA. Excluding the impact of Sundance Units 1 & 2, fleet availability for the first quarter increased to 92.7 per cent compared to 91.4 per cent in the first quarter of 2010.  Including Sundance Units 1 & 2, fleet availability for the quarter was 90.3 per cent.  For the year, TransAlta expects total fleet availability to average approximately 89 - 90 per cent.

Consistent with its commitment to grow and diversify its portfolio, TransAlta announced in the quarter it is expanding development in Quebec with the 66 MW New Richmond wind project. New Richmond is contracted under a 20-year Power Purchase Agreement (PPA) with Hydro-Quebec Distribution. The cost of the project is approximately $205 million and commercial operations are expected to begin by the end of 2012.

(1) Comparable earnings per share, funds from operations, and comparable earnings are not defined under International Financial Reporting Standards ("IFRS"). Presenting these measures from period to period help management and shareholders evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

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First Quarter 2011 Highlights:

In millions, unless otherwise stated	3 months ended March 31, 2011	3 months ended March 31, 2010
Availability (%)	90.3	91.4
Production (GWh)	10,104	12,914
Revenue	$818	$696
Gross margin(1)	$608	$379
Operating income(1)	$359	$133
Net earnings attributable to common shareholders	$204	$60
Comparable earnings(1)	$75	$60
Basic and diluted earnings per common share	$0.92	$0.27
Comparable earnings per share(1)	$0.34	$0.27
Comparable Earnings before interest, taxes, depreciation, and amortization (EBITDA)(1)	$287	$249
Funds from operations(1)	$226	$194
Cash flow from operations	$147	$171
Funds from operations per share(1)	$1.02	$0.89

(1) Gross margin, operating income, comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities.

The complete first quarter report for 2011, including MD&A and unaudited interim financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-2216
Toll-free North American participants – 1-866-226-1792

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 800-408-3053 with TransAlta pass code 4883642. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

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Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Bob Klager Director, Public Affairs Phone: (403) 267-7330 Email: robert_klager@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com